GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-SB

                                 Espo's Inc.
 ----------------------------------------------------------------------------
                (Name of Small Business Issuer in its charter)

           New York                                   11-3042779
 ----------------------------------------------------------------------------
  (State or other jurisdiction of                   (I.R.S. Employer
   incorporation or organization)                  Identification No.)

      10501 FM 720 East, Frisco, Texas                    75035
 ----------------------------------------------------------------------------
  (Address of principal executive offices)             (ZIP Code)

 Securities to be registered under Section 12(b) of the Act:


        Title of each class                   Name of each exchange on which
        to be so registered                   each class is to be registered
 ----------------------------------------------------------------------------
 Common Stock ($0.0001 Par Value)             National Daily Quotation Sheets

 Securities to be registered under Section 12(g) of the Act:

                                    None
 ----------------------------------------------------------------------------
                               (Title of class)

                                    PART I

 Alternative 2
 Item 6.  Description of Business

      (a)  Narrative Description of Business.

      (1)  Business done and intended to be done
      Espo's Inc. ("the Company") is a New York corporation chartered on November 29, 1990. The Company formerly manufactured and sold clothing and accessories and sold and rented sporting goods and gave lessons for the sporting goods which it sold or rented. In December of 1999 the Company divested itself of all its assets and traded shares of its common stock to shareholders of Performance Interconnect Corp. in exchange for their stock in Performance Interconnect Corp.

      Performance Interconnect Corp. was incorporated October 10, 1996, in the State of Texas. It was formed to acquire the assets of I-CON Industries, Inc. , and actually acquired title to those assets on March 31, 1998. I-CON had been formed in 1979 as a limited partnership, licensed by the Kollmorgen Corporation to design and manufacture MULTIWIRE technology and was later incorporated under new ownership.

      In March, 1999, PC Dynamics of Texas, Inc., a wholly owned subsidiary of Performance Interconnect Corp., acquired all the assets of PC Dynamics Corporation, a Frisco, Texas, manufacturer of metalback RF circuit boards.

      As a result of all the foregoing, the Company owns 99.67% of the common stock of Performance Interconnect Corp., and Performance Interconnect Corp. owns all of the common stock of PC Dynamics of Texas, Inc. The Company's business is conducted under the names of Performance Interconnect Corp. and PC Dynamics of Texas, Inc.

           (i)  Principal Products, Principal Markets, Method of Distribution

           The Company manufactures and markets circuit boards. Circuit boards are the basic semiconductor interconnection system used in almost all electronics equipment. The circuit boards manufactured and marketed by the Company are at the high end of the market, both as to technology and as to price. The Company has four kinds of products:

                (1) High reliability (military) RF (radio frequency) circuit boards.

                (2)  Commercial RF circuit boards.

                (3)  Discrete wiring technology (DWT) circuit boards.

                (4)  Fiber optics circuit boards

           All of these are typically manufactured on specific orders from the customer and shipped directly from the factory to the customer by a common carrier, such as UPS or Federal Express. Usually the method of shipment is specified by the customer. Sales are effected through six U.S. manufacturer's representatives, with a total staff of about 16 persons, two in-house sales persons and one manufacturer's representative in Europe.

           High Reliability RF (Radio Frequency) Circuit Boards

           RF circuit boards are multilayer circuit boards manufactured with low dielectric constant laminates and precise mechanical requirements for the circuits. These special materials require special processes not ordinarily available from high-volume multilayer competitors. The Company's high-reliability circuit boards have primarily military applications. They are manufactured and marketed under the Performance Interconnect name.

           Commercial RF Circuit Boards

           The commercial RF circuit boards manufactured by the Company are used primarily in cellular and PSC telecommunications, military radar and communications and various high volume commercial applications, such as garage door openers and radar detectors. The telecommunications applications of these circuit boards are important in developed nations like the United States, but they are especially valuable in underdeveloped nations which do not have the telephone infrastructure in place. Many of these countries are going directly to wireless.

           The commercial RF circuit boards are manufactured and marketed under the PC Dynamics name.

           Discrete Wiring Technology (DWT) Circuit Boards

           Most circuit boards in use today are what are known as multilayer circuit boards. Their circuits are printed and etched onto the board. DWT circuits, by contrast, actually use insulated wires to provide the signal interconnects. DWT is a more expensive process, but it has several distinct advantages over printed boards. These advantages are improved signal integrity, more consistent uniformity board-to-board, lower weight, lower temperature, superior impedance control and superior route ability. DWT circuit boards are used primarily in high-performance computers and telecom switching equipment where the choice is driven more by performance characteristics than by price. The Company expects this market to expand in proportion to the expected increase in computer speeds.

           DWT circuit boards' target markets include supercomputers, test equipment, telecommunications, satellite communications, military avionics, counter measures, missiles, smart bombs, defense systems and communications.

           Worldwide DWT revenue is estimated at $40 million. Domestic sales account for 35% of this figure. There are six suppliers worldwide, two domestically. The two domestic suppliers are Advanced Interconnect Technology (AIT), with estimated DWT revenues totaling $10 million, and the Company, with $3.7 million.

           Fiber Optics Circuit Boards

           3M has a DARPA contract to develop a fiber optics backplane technology. (A "DARPA" contract is a type of agreement with the federal government providing for government funding in the development of certain technologies.) 3M approached the Company about two and one-half years ago to develop putting the fiber onto 3M's adhesive. 3M and the Company have almost, but not quite, completed an agreement to determine the system by which the product is to be marketed. It is not yet certain whether the Company will manufacture and sell to the end user or will manufacture and sell to 3M.

           Unlike the Company's other circuit boards which transmit electric signals, this product transmits light-waves.

           (iii) The Company estimates that it has spent $520,000 during each of the last two fiscal years on Company-sponsored research and development activities. In addition, the Company has spent an estimated $80,000 in each of the last two fiscal years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products or techniques.

           (iv) The Company has 91 full-time employees, 80 permanent and eleven temporary.

           (v) Federal, state and local provisions regulating discharge of materials into the environment do not have a material affect on the capital expenditures, earnings and competitive position of the Company. The Company's manufacturing operations do generate acids and other wastes. These wastes are collected and stored on a short-term basis in an approved manner within the plant and are then removed monthly under a contract with an approved carrier at a total expense of approximately $10,000 per month. The disposal of these wastes is subject to regulation and monitoring by the Texas Natural Resources commission and by the Environmental Protection Agency. There are no material estimated capital expenditures for environmental control facilities for the remainder of the current fiscal year or in the foreseeable future.

      (2) Distinctive or Special Characteristics of the Company's Operation or Industry Which May Have a Material Impact upon the Company's Future Financial Performance.

      The industry in which the Company is engaged (circuit boards) and the industries which use the Company's products (high performance computers and communications) have seen the rise and fall of numerous companies and products in recent years. They are in a constant state of flux, radically innovative. Any success which the Company may have had in the past is probably less predictive in these industries than it is in most.

      The Company intends to operate as a "niche" supplier and will not typically compete with larger volume companies. There are, however, many companies in the electronics field which have greater financial resources, operational experience and technical facilities than the Company. In the future these larger companies are not expected to compete directly with the Company. If the "niche" grows larger and more lucrative, the likelihood of competition will increase.

 Item 7.  Description of Property

 The Company's executive offices and manufacturing facilities are located together in a single building at 10501 FM 720 East, in Frisco, Texas, approximately forty minutes northeast of DFW Airport. Performance Interconnect Corp. leased the building for a 3-year term which began on March 25, 1999. It contains 45,000 square feet. At the this time the Company occupies approximately 85% of the building and estimates that the building is being used at approximately 65% of its capacity. The Company is now running one full, and one partial, manufacturing shift. Utilization can be increased as necessary by making the second shift a full shift and by running a third shift.

 Item 8.  Directors, Executive Officers and Significant Employees

 The term of office of each of the directors and directors is one year, beginning on the date of the annual meeting of shareholders, which is held within five months after the end of the fiscal year on November 30.

 D. Ronald Allen, President, Chairman of the Board and Director , age 49. Mr. Allen is a financial consultant and C.P.A. located in Dallas, Texas. From 1971 to 1984, he worked as a tax accountant becoming a partner with KPMG Main-Hurdman prior to its merger with Peat Marwick. Since 1984, Mr. Allen has been an independent consultant and manager of several real estate and venture capital investments in both private and public companies.

 Edward P.  Stefanko, Vice President and Director, age 45.  Mr. Stefanko  has
 served as President and Director of Performance Interconnect since its organization in 1996. From 1995 to 1996 Mr. Stefanko was National Sales Manager for Cuplex, Incorporated, Garland, Texas., supervising two employees. Cuplex is a contract manufacturing operation which at that time had sales of approximately $40 million per year. From 1993 to 1995 he was Vice President Sales of I-CON Industries, Inc., Euless, Texas, where he managed all of I-CON's sales activities, supervising two employees. The assets of I-CON Industries were later acquired by the Company. I-CON's sales during that period approximated $8 million per year.

 Brooks Harman, Secretary and Director, age 52. Mr. Harman has been an officer and Director of Performance Interconnect since it was first organized in 1996, originally serving as Vice President and, since February of 1999 as Chief Operating Officer. He has spent the past fifteen years as a consultant and guiding companies and individuals through financial restructuring. In addition to consulting, Mr. Harman has also been involved in real estate sales and investments.

 Doug Lippincott, National Sales Manager, age 40. Mr. Lippincott joined Performance Interconnect in July of 1999. Before that time he was Regional Sales Manager for Volex in 1998 and 1999, promoting and selling cable assemblies and supervising a sales force of four others. Prior to his service with Volex, Mr. Lippincott had been National Sales Manger for I-CON Industries in 1997, supervising three other employees.

 Robert P. Noland, Plant Manager, age 51. Mr. Noland has served as Plant Manager since October, 1997. He is responsible for operations plans to support development of the RF capability as well as the DWT system, operational plans and control of manufacturing, purchasing, engineering, maintenance and facilities. From November, 1994, to October 1997, Mr. Noland was with P.C. Boards, Inc., Chanute, Kansas. There he served first as Operations Manager and later as Quality/Engineering Manager. As Quality/Engineering Manager he implemented and directed all quality activities, provided direction for acquiring ISO 9000 certification and lead the team which updated the preproduction engineering capabilities. As Operations Manager Mr. Noland had day-to-day responsibility for pre-
 production engineering, process engineering, maintenance, quality and manufacturing. From May, 1983, to November, 1995, Mr. Noland served as Manufacturing Manager/Production Manager for P.C. Dynamics, Inc., Frisco, Texas. In that position he directed planning activities and exercised operational cost control in the areas of production, production control, purchasing and shipping/receiving.

 Dan Tucker, Controller, age 48. Mr. Tucker has served as Controller since 1997. From 1995 to 1997 Mr. Tucker was Controller for Holman Boiler Works, Inc., Dallas, Texas. Holman is a $25 million operation providing service, manufacturing and distribution for steam boiler, burners and related components. From 1993 to 1994 he served as Executive Vice President and Chief Financial Officer for WBH Industries, Inc., Arlington, Texas. WBH is a $12 million international distributor of builders' hardware, doors and frames to major construction projects.

 Ronald L. Jordan, Quality Manager, age 61. Mr. Jordan has served as Quality Manager since November, 1998. From January 1982, to November, 1998, he was Quality Manager for Cuplex, Inc.

 Steve Hallmark, Account Executive, age 47. Mr. Hallmark has over twenty years of experience in manufacturing, the last eleven with PC Dynamics. With PC Dynamics he has held positions as Engineering Manager, Quality Manager, and Sales Manager. Mr. Jordan's responsibility is sales, and he is concentrating his efforts on the military RF circuit board market.

 Item 9.  Remuneration of Directors and Officers.

 The following chart shows the aggregate annual remuneration of the three highest paid persons who are officers as a group during the Company's last fiscal year:

                               Capacities in which            Aggregate
     Identity of group        remuneration was received      Remuneration
     -----------------        -------------------------      ------------
  Three highest paid persons    As employees (salary)       $353,030.08 (1)
  who are officers as a group
  during the Company's last
  fiscal year

 (1) This figure includes payment into a trust for the family of one officer and consulting fees described in Item 11 of this Part..

 Item 10.  Security Ownership of Management and Certain Security Holders.

      (a)  Voting securities and principal holders thereof.


Title of                                                          Percent of
 Class          Name and address of owner            Amount owned    Class
 -----          -------------------------            ------------    -----
 common    Each of the three highest paid persons    4,628,989 (1)   78.90%
 stock     who are officers and directors of the
           Company

 common    All officers and directors as a group     4,628,989 (1)   78.90%
 stock

 common    Each shareholder who owns more than
 stock     10% of any class of the Company's
           securities (there are no shares subject
           to outstanding options):

           Associates Funding Group                  1,249,244 (1)  21.29%

           Winterstone Management, Inc.                905,244 (1)  15.43%

           Stefanko Children's                         932,041 (1)  15.89%
           Irrevocable Trust

           B.C. & Q. Corp.                             849,485 (1)  14.48%

           Summit Innovations                          692,975 (1)  11.81%


 (1) All of this stock is held through a trust or a corporation controlled by an officer or director but not directly by that officer or director.

      (b)  D. Ronald  Allen  holds  the  power  to  vote  the  securities  of
      Associates Funding Group, Winterstone Management, Inc., and B.C. & Q. Corp. Ed Stefanko holds the power to vote the securities of the Stefanko Children's Irrevocable Trust. Brooks Harman holds the power to vote the securities of Summit Innovations.

      (c)  Non-voting securities and principal holders thereof:

                                   Name and address                           Percent
     Title of  Class                   of owner               Amount owned    of Class
     ---------------                   --------               ------------    --------
 Series A Cumulative Preferred    CMLP Group Ltd.              1,770 shs.       59%
 Stock; $10 par value; redemp-    17300 North Dallas Parkway
 tion value of $1,000 per share;  Suite 2040
 dividends of 8% the first year,  Dallas, Texas 75248
 10% the second year, 12% the
 third year, 14% the fourth       Winterstone Management Inc.  1,230 shs.       41%
 year and 16% thereafter          17300 North Dallas Parkway
                                  Suite 2040
                                  Dallas, Texas 75248

 Series B Convertible             Nations Corp.                  900 shs.      100%
 Preferred Stock; dividends
 at rate of 6% of redemption
 value per year; convertible
 into the Company's common
 stock at the rate of $3.00
 per share for five years.


      (d) Options, warrants and rights: None of the individuals referred to subsection (a) above has any option, warrant or right to purchase securities from the Company or any of its subsidiaries.

      (e)  The Company has no parent company.


 Item 11.  Interest of Management and Others in Certain Transactions

      (b) D. Ronald Allen, who is President, Chairman of the Board and a Director of the Company, has received fees from Performance Interconnect Corp. in the amount of $225 per hour for his consulting services prior to his employment by the Company as of January 1, 2000. These fees amounted to $100,585 in the fiscal year ended June 30, 1998, and $150,581 in the fiscal year ended June 30, 1999.

 Item 12.  Securities Being Registered

      (a) The security which is being registered is Common Stock ($0.01 Par Value).

           (1)  Brief outline of

                (i) Dividend rights: Each share of Common Stock ($0.01 Par Value) shares equally in dividends from sources legally available therefor when, as and if declared by directors.

                (ii)   Voting rights:  All shares of Common Stock ($0.01 Par
                Value) are entitled  to one  vote per  share.   There are  no
                voting securities  other than  the  Common Stock  ($0.01  Par
                Value).

                (iii)   Liquidation  rights.    Upon  dissolution  of   the
                Company, whether voluntary of involuntary, all shares of Common Stock ($0.01 Par Value) are entitled to share equally in the assets of the Company available for distribution to stockholders.

                (iv)    Preemptive rights:  None

                (v)     Conversion rights:  None

                (vi)    Redemption provisions:  None..

                (vii)   Sinking fund provisions:  None.

                (viii)  Liability to further calls or to assessment by  the
                        Company:  None


                                   PART II

 Item 1.  Market for Common Equity and Related Stockholder Matters

      (a)  Market Information

           (1) The principal market where the Company's common equity is traded is the National Daily Quotation Sheets.

           (2)  The amount of common equity -

                (i) that is subject to outstanding options or warrants to purchase or securities convertible into, common equity:
                300,000 shares pursuant to a letter agreement dated November 29, 1999, to issue convertible preferred stock, described above

                (ii) that could be sold pursuant to Rule 144 under the Securities Act: 5,516,947 shares.

      (b)  Holders.   There is  only one  class of  common equity,  which  is
      Common Stock ($0.01 Par Value). There are 56 holders of record of the Common Stock ($0.01 Par Value).

      (c)  Dividends.

           (1)  No cash  dividends  have ever  been  declared on  the  common
           equity  of   the  Company   or  of   its  subsidiaries.

           (2) There are two limitations on the Company's ability to pay dividends on the common stock at this time: First, there are no funds legally available for that purpose. Secondly, the Company's Series A and Series B Preferred Stock is entitled to be paid dividends in preference to any other class of capital stock. This right to dividends is cumulative, commencing on the date the Series A and Series B Preferred Stock was first issued.

 Item 2.  Legal Proceedings

 Neither the Company nor its property is the subject of any pending legal proceeding.

 Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      During the Company's two most recent fiscal years and the later interim period, the principal independent accountant or a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, did not resign (or decline to stand for re-election) and was not dismissed.

 Item 4.  Recent Sales of Unregistered Securities

 Securities sold within the past three years without registering the securities under the Securities Act:

      (a)
                               Amount         Class of persons
  Date          Title         (shares)          to whom sold           Consideration
  ----          -----         --------          ------------           -------------
 1-2-00      Common Stock    5,481,947      holders of 99.67% of   99.67% of the common
           ($0.01 Par Value)                the common stock of    stock of Performance
                                            Performance Inter-     Interconnect Corp.
                                            connect Corp.

 12-27-99      Series A          3,000      Holders of all the     All the preferred
                                            Performance Inter-     stock of Performance
                                            connect Corp.          Interconnect Corp.

 11-29-99      Series B            900      Nations Corp.          300,000 shares of
           Preferred Stock                                         common stock of
                                                                   uniView Technologies

      (b)    There  have  been  no  underwriters.    The  tabulation  at  (a)
      immediately above describes the persons or class of persons to whom the Company sold the securities.

      (c) There have been no underwriting discounts or commissions. No securities have been sold for cash; the tabulation at (a) immediately above describes the amount of consideration received for securities sold other than for cash.

      (d) The rule of the Commission under which the Company claimed exemption from registration for the transactions described at (a) above is Rule 506. The Company relied upon the following facts: Every one of the persons who acquired stock in that transaction was an accredited investor.


 Item 5.  Indemnification of Directors and Officers

      The Company has no provision for indemnification of officers or directors at this time; although the directors anticipate considering some such provision in the relatively near future.

                                   PART F/S



                                  ESPO'S INC.

                             FINANCIAL STATEMENTS

                     YEARS ENDED NOVEMBER 3O, 1999 AND 1998

                              TABLE OF CONTENTS


                                                       Page No.

 AUDITOR'S REPORT                                          1

 FINANCIAL STATEMENT'S

     Balance Sheets                                        2

     Statements of Opeerations                             3

     Statements of Changes in Stockholder's Equity         4

     Statements of Cash Flows                              5

     Notes to Financial Statements                         6

                             STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOOUNTANT P.C.
                             27 SHELTER HILL ROAD
                              PLAIVIEW, NY 11803

                       TELEPHONE: (516) 933-9781
                       FACSIMILE: (516) 827-1203


                         INDEPENDENT AUDITOR'S REPORT


 To the Board of Directors and Stockholders
 Espo's Inc.
 East Hampton, New York

 I have audited the accompanying balance sheets of Espo's Inc. (a New York corporation) as of November 30. 1999 and 1998, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audits.

 I conducted my audits in accordance with generally accepted auditing standards. Those Standards require that I plan and perform the audits to obtain reasonable assurances about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, provide a reasonable basis for my opinion.

 In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Espo's. Inc. as of November 30, 1999 and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

 /s/

 Stewart H. Benjamin
 Certified Public Accountant, P.C.

 Plainview, New York

 December 21., 1999

                                ESPO'S INC.
                              BALANCE SHEET

                                             November 30,   November 30,
                                                 1999         1998
                                              ---------      ---------
                      ASSETS
  Current Assets:
    Cash                                     $        -     $    7,675
    Accounts receivable                               -         17,259
    Inventory (Note 1)                                -        150,077
    Prepaid insurance                                 -          2,183
                                              ---------      ---------
  Total current assets                                -        177,194
                                              ---------      ---------
  Property and equipment, net (Notes 1 & 3)           -         67,337
                                              ---------      ---------
  Other assets
    Deferred income taxes (Notes 1 & 4)               -          2,529
                                              ---------      ---------
  Total assets                               $        -     $  247,060
                                              =========      =========

  LIABILITIES AND STOCKHOLDERS' EQUITY

  Current Liabilities:
    Accounts payable                         $        -     $   25,293
    Notes payable (Note 5)                            -         50,000
    Due to officer/stockholder (Note 9)               -          5,915
    Current portion of long-term debt                 -          4,089
    Accrued expense                                   -          2,072
    Payroll taxes payable                             -          7,921
    Sales tax payable                                 -          7,803
    Income taxes payable                              -          6,685
                                              ---------      ---------
  Total current liabilities                  $        -     $  109,778
                                              ---------      ---------
   Long-term debt, net of current
    portion (Note 6)                                  -         18,624
                                              ---------      ---------
  Stockholders' Equity: (Note 2)
    Common stock $.01 par value authorized,
      25,000,000 shares, issued and
      outstanding 2,356,250 shares at
      November 30, 1999 and 2,000,230
      shares at November 30, 1998                23,563         20,003
    Additional paid-in capital                  115,896         44,456
    Retained earnings (deficit)                (139,459)        54,199
                                              ---------      ---------
  Total stockholders' equity                          -        118,658
                                              ---------      ---------
  Total liabilities and stockholders' equity $        -     $  247,060
                                              =========      =========

The accompanying notes are an integral part of the financial statements.



                                ESPO'S INC.
                          STATEMENT OF OPERATIONS

                                                       Year          Year
                                                       Ended         Ended
                                                    November 30,  November 30,
                                                       1999          1998
                                                     ---------     ---------
  Sales                                             $  549,322    $  716,829

  Cost of sales                                        332,758       464,367
                                                     ---------     ---------
  Gross profit                                         216,564       252,462

  Selling and administrative expenses                  193,176       227,768
                                                     ---------     ---------
  Income from operations                                23,388        24,694
                                                     ---------     ---------
  Other income (expense)
    Interest income                                         10             -
    Interest expense                                   (11,571)       (6,495)
                                                     ---------     ---------
  Total other income (expense)                         (11,561)       (6,495)
                                                     ---------     ---------
  Income from continuing operations
    before income taxes                                 11,827        18,199

  Income taxes                                           2,621         5,548
                                                     ---------     ---------
  Income from continuing operations                      9,206        12,651

  Discountinued operations (Note 1)
    Loss from sale and transfer of assets             (202,864)            -
                                                     ---------     ---------
  Net income (loss                                  $ (193,658)   $   12,651
                                                     =========     =========
  Net income (loss) per common share                $    (.08)    $      .02
                                                     =========     =========
  Weighted-average common shares outstanding         2,308,458       655,518
                                                     =========     =========

  The accompanying notes are an integral part of the financial statements.


                               ESPO'S INC.
              STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Period November 30, 1997 to November 30, 1999


                                       Common Stock     Additional  Retained
                                   -------------------    Paid-In   Earnings
                                     Shares    Amount     Capital  (Deficit)
                                   ---------  --------   --------  ---------
  Balance at November 30, 1997           150 $   1,000 $   63,459 $   14,423

    Issuance of common stock       2,000,100    19,003    (19,003)         -

    Correction of 1997 error               -         -          -     27,125

    Net income                             -         -          -     12,651
                                   ---------  --------   --------  ---------
  Balance at November 30, 1998     2,000,250    20,003     44,456     54,199

    Issuance of common stock         356,000     3,560     71,440          -

    Net loss for the year                  -         -          -   (193,658)
                                   ---------  --------   --------  ---------
  Balance at November 30, 1999     2,356,250 $  23,563  $ 115,896 $ (139,459)
                                   =========  ========   ========  ==========

  The accompanying notes are an integral part of the financial statements.


                                ESPO'S INC.
                          STATEMENT OF CASH FLOWS
                                                     Year         Year
                                                     Ended        Ended
                                                 November 30,  November 30,
                                                     1999         1998
                                                  ----------   ----------
  CASH FLOWS FROM OPERATING ACTIVITIES
  Continuing Operations
  Net Income                                     $     9,206  $    12,651
    Adjustments to reconcile income to net
     cash used in continuing operations
      Depreciation                                    19,679       17,593
      Deferred income taxes                            2,529       (2,529)
      Change in assets and liabilities:
        Increase in accounts receivable               17,259      (17,259)
        Increase in inventories                      150,077      (59,127)
        (Increase) Decrease in prepaid expenses        2,183       (2,183)
        Increase in accounts payable                 (25,293)      18,895
        Decrease in accrued expenses                  (2,072)       2,072
        Increase (Decrease) in payroll tax payable    (7,921)       7,921
        Increase in sales tax payable                 (7,803)       7,803
        Increase in income taxes payable              (6,685)       6,685
                                                  ----------   ----------
     CASH USED IN CONTINUING OPERATIONS              151,159       (7,478)

  Discontinued operations
     Loss from sale and transfer of assets          (202,864)           -
                                                  ----------   ----------
     NET CASH USED IN OPERATING ACTIVITIES           (51,705)      (7,478)
                                                  ----------   ----------
  CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment              (11,728)     (35,256)
    Transfer of property and equipment                59,386            -
                                                  ----------   ----------
     NET CASH PROVIDED BY (USED IN)
       INVESTING ACTIVITIES                           47,658      (35,256)
                                                  ----------   ----------
  CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from line of credit                     183,500       15,000
    Repayment of line of credit                     (179,000)           -
    Transfers of line of credit                      (54,500)           -
    Proceeds from long-term borrowing                      -       23,995
    Payments on long-term borrowing                   (4,089)      (1,282)
    Transfer of long-term borrowing                  (18,624)           -
    Loans from officer/stockholder                    17,910        5,915
    Transfer of loans from officer/stockholder       (23,825)           -
    Proceeds from issuance of common stock            75,000            -
                                                  ----------   ----------
     NET CASH PROVIDED BY (USED IN)
       FINANCING ACTIVITIES                           (3,628)      43,628
                                                  ----------   ----------
  NET INCREASE (DECREASE) IN CASH                     (7,675)         894

  CASH, BEGINNING OF YEAR                              7,675        6,781
                                                  ----------   ----------
  CASH, END OF YEAR                              $         - $      7,675
                                                  ==========   ==========

  SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION
      Cash paid during the year for:
        Interest                                 $    12,538  $     6,115
                                                  ==========   ==========
        Income Taxes                                   7,323        1,392
                                                  ==========   ==========

 The accompanying notes are an integral part of the financial statements.


                                 ESPO'S INC.
                        Notes, to Financial Statements


 Note 1 - Summary of Significant Accounting Policies


 The financial statements presented are those of Espo's, Inc. (the "Company"). The Company was incorporated under the laws of the State of New York on November 29, 1990. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations.

 Discontinued Operations

 Pursuant to an Agreement and Plan of Reorganization between the Company and Performance Interconnect Corp. ("PIC"), a Texas corporation, whereby the two companies entered into a stock-for-stock reverse merger transaction effective December 23, 1999, the Company has transferred and assigned all of its assets and liabilities and its on-going business operations J. Espo's Inc., a New York corporation for $1 and some consideration. The Company issued and exchanged 5,500,000 shares of Rule 144 restricted shares for a minimum of 99% of PIC's issued and outstanding common stock totaling
 2,437,000 shares in a transaction qualifying as tax-free, stock-for-stock exchange pursuant to Section 368 (a)(1)(B) of the Internal Revenue Code. Pursuant to the agreement, the current officers and directors of the Company will resign their positions and PIC designees will be appointed as the new management and Board of Directors. Subsequent to the balance sheet date, the Company cancelled 1,97l,250 of its restricted shares held by the Company's officers and directors. The balance of the Company's 385,000 shares issued and outstanding, of which 350,000 shares shall be free trading, will be named by its shareholders.

 Use of Estimates in the Preparation of Financial Statements

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during this period. Actual results, could differ from those estimates.


 Inventory

 Inventory is stated at the lower of cost or market, with cost determined on a first-in first-out basis and market based on the lower of replacement cost or realizable value.

                                 ESPO'S Inc.
                        Notes to Financial Statements


 Property and equipment and depreciation

 Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purpose is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the re1ated cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

 Income Taxes

 The Company uses Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rate in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets, (use of different depreciation methods and lives for financial statement and income tax purposes).


 Net Income (Loss) Per Common Share

  Net income (loss) per common share  is computed by dividing the net  income
 (loss) by the weighted average shares outstanding during the year.


 Note 2 - Common Stock Transactions

 During the year ended November 30, 1999, the Company issued 300,000 shares of free trading common stock to individual shareholders at $.25 per share, 50,000 shares of free trading common stock to the Company's financial consultant for services rendered, and 6,000 shares of restricted common stock to officers and directors of the Company for services, and costs advanced. Subsequent to the balance sheet date, the Company cance1ed 1,971,250 of its restricted shares held by the Company's officers and directors. The balance of the Company's 385,000 shares issued and outstanding, of which 350,000 shares shall be free trading, will be retained by its shareholders.

                                 ESPO'S INC.
                        Notes to Financial Statements

 Note 3 - Property and Equipment

 Property and equipment consisted of the following at November 30, 1998:

     Machinery and equipment                    $ 7,922
     Furniture and fixtures                       8,840
     Automobile                                  30,795
     Leasehold improvements                      49,255
                                                 ------
                                                 96,812
     Less Accumulated depreciation               29,475
                                                 ------
                                                $67,337
                                                 ======

 During the year ended November 30, 1999, the Company purchased machinery and equipment totaling $1,742 and furniture and fixtures totaling $9,986. The Company's property and equipment was transferred to J. Espo's Inc. on November 30, 1999 at its book value of $59,386.

 Deprecation expense of $19,679 and $17,593 was charged to operations for the year ended November 30, 1999 and 1998.


 Note 4 - Income Taxes

 Income  tax expense  is based  on reported  results of  operations; deferred
 income taxes  reflect the  impact  of temporary  differences.   Income taxes
 consisted of the following at November 30, 1999 and 1998:

                                              1999      1998
                                              -----     -----
    Current taxes
      Federal                                $1,775    $4,072
      State                                   1,221     2,930
                                              -----     -----
                                              2,996     7,002
                                              -----     -----
    Deferred tax expense (benefit)
      Federal                                   256    (1,601)
      State                                     148      (928)
                                              -----     -----
                                                404    (2,529)
                                              -----     -----
    Effect of prior year (over)
      under-accrued taxes                      (779)    1,075
                                              -----     -----
                                             $2,621    $5,548
                                              =====     =====

                                 ESPO'S INC.
                        Notes to Financial  Statements


 Note 5 - Note Payable

 The Company has a bank line of credit with Bridgehampton National Bank that provides short term borrowings up to $100,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/shareholder of the Company. Pursuant to the Plan of reorganization, the Company's line of credit and lien against its assets will be released by the bank, and the outstanding balance of $54,500 at November 30, 1999 was transferred to the surviving company, J. Espo's Inc.

 Note 6 - Long-term Debt

 Long-term debt consists of an automobile loan payable to Suffolk County National Bank in monthly installments of $500 inclusive of interest at a rate of 9.15%. The loan matures on July 29, 2003 and is guaranteed by an officer/shareholder of the Company. Interest expense related to the automobi1e loan of $1,9l0 and $717 was charged to operations for the years ended November 30, 1999 and 1998. Pursuant to the Plan of Reorganization, the Company's loan will be released by the bank, and the outstanding balance of $18,624 at November 30, 1999 was transferred to the surviving company,
 J. Espo's Inc.

 Note 7 - Lease Commitment

 The Company 1eases its primary retail space under a non-cancelable operating lease that expires in May 2000. Pursuant to the Plan of Reorganization, the Company's obligation for the remainder of the lease was transferred to
 J. Espo's Inc. on November 30, 1999.

 Rent expense of $23,963 and $39,955 was charged to operations for the years ended November 30, 1999 and 1998.

 Note 8 - Litigation

 The Company is a defendant in a lawsuit commenced by a former supplier on July 1, 1996. The Company executed a counterclaim for damages caused by an alleged defective tender of delivery. The Company expects to obtain a favorable judgment in the case. However, the ultimate outcome of this litigation is unknown at the present time. Accordingly, no provision for any liability that may result has been made in the accompanying financial statements. In the opinion of management, the existing litigation is not considered to be material in relation to the Company's financial position immediately prior to the transfer of its assets to J. Espo's. The president of the Company and J. Espo's Inc. will assume the role of defendants subsequent to the Plan of Reorganization.

                                 ESPO'S INC.
                        Notes to Financial  Statements

 Note 9 - Related Party Transactions
 The Company leases its Easthampton, New York store from a corporation that is 5O% owned by the Company's stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

 The Company was indebted to an officer/shareholder for expenses advanced on behalf of the Company, in the amount of $23,825 immediately prior to November 30, 1999. Such balance was transferred to J. Espo's Inc. on November 30, 1999 pursuant to the Plan of Reorganization. There were no specific repayment terms on the amount due to an officer/stockholder.

                        PERFORMANCE INTERCONNECT CORP.

                      Consolidated Financial Statements
                          For the Five Months Ended
                              November 30, 1999
                                     and
                             For the Years Ended
                            June 30, 1999 and 1998

                        PERFORMANCE INTERCONNECT CORP.

                              Table of Contents

 ===========================================================================

                                                              Page
                                                              ----
 Independent Auditors' Report                                  1


 Consolidated Financial Statements:

           Consolidated Balance Sheets                         2


           Consolidated Statements of Operations               3

           Consolidated Statements of Stockholders'
             Equity (Deficit)                                  4

           Consolidated Statements of Cash Flows               5

           Notes to Consolidated Financial Statements        6 - 19

                                                 TRAVIS WOLFF

                                                 ADVISORS & ACCOUNTANTS

                                                 5580 LBJ Freeway
 INDEPENDENT AUDITORS' REPORT                    Suite 400
 ----------------------------                    Dallas, TX
                                                 75240-6265
                                                 972.661.1843 tel
 To the Board of Directors and Stockholders      972.490.4120 fax
 PERFORMANCE INTERCONNECT CORP.                  www.traviswolff.com
 Frisco, Texas

 We have audited the accompanying consolidated balance sheets of PERFORMANCE INTERCONNECT CORP. as of November 30, 1999, June 30, 1999, and June 30, 1998, and the related consolidated statements of operations, stockholders equity (deficit) and cash flows for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PERFORMANCE INTERCONNECT CORP. as of November 30, 1999, June 30, 1999, and June 30, 1998, and the results of its operations and its cash flows for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998, in conformity with generally accepted accounting principles.


 /s/

 January 14, 2000


       PERFORMANCE INTERCONNECT CORP.

        Consolidated Balance Sheets

==========================================================================================
                                                 November 30,             June 30,
                                                 -----------    --------------------------
                                                     1999           1999           1998
                                                 -----------    -----------    -----------
 ASSETS
 Current assets:
 Cash                                           $          -   $      7,753   $     52,311
 Marketable securities                               450,000              -              -
 Trade accounts receivable, net                      719,961        619,564        129,510
 Other receivables                                   114,193         22,768          1,500
 Inventory                                           896,442      1,258,376        297,941
 Prepaid expenses                                     35,393         48,257         13,194
                                                 -----------    -----------    -----------
       Total current assets                        2,215,989      1,956,718        494,456
                                                 -----------    -----------    -----------
 Property and equipment, net of depreciation       3,213,324      3,387,364      2,887,333
                                                 -----------    -----------    -----------
 Other assets:
 Goodwill, net of amortization                       507,657        528,000              -
 Loan origination fees, net of amortization           63,107         71,507              -
 Deposits                                              8,270          7,345              -
                                                 -----------    -----------    -----------
                                                     579,034        606,852              -
                                                 -----------    -----------    -----------
         Total Assets                           $  6,008,347   $  5,950,934   $  3,381,789
                                                 ===========    ===========    ===========

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
 Note payable                                   $          -   $    193,025   $          -
 Current maturities of long-term debt                983,464        947,623              -
 Lines of credit                                     915,461        575,255              -
 Current portion of royalty payable                  300,000        300,000              -
 Accounts payable                                  1,243,663      1,164,704        607,572
 Advances payable to related parties                  15,000         15,000        296,200
 Accrued expenses                                    623,232        681,982        297,206
                                                 -----------    -----------    -----------
         Total current liabilities                 4,080,820      3,877,589      1,200,978
                                                 -----------    -----------    -----------
 Noncurrent liabilities:
 Dividends and sinking fund payable                  277,448        200,448         23,810
 Long-term debt                                    2,127,279      1,566,519         50,000
 Royalty payable                                      75,000        200,000              -
                                                 -----------    -----------    -----------
       Total noncurrent liabilities                2,479,727      1,966,967         73,810
                                                 -----------    -----------    -----------
 Stockholders' equity (deficit):
 Preferred stock; par value  $10.00, 2,000,000
   shares authorized; Series A, 3,000 shares
   authorized, 2,452 shares issued and
   outstanding; 6% dividend on the aggregate
   liquidation preference of $4,960,574               24,520         24,520         24,520
 Additional paid-in capital, preferred stock       2,455,767      2,455,767      2,455,767
 Preferred stock subscribed, funded and unissue      900,000              -              -
 Stock redemption fund - Series A Preferred          (60,800)       (44,800)        (6,400)
 Common stock; par value  $0.001, 4,000,000
   shares authorized, 2,437,500 shares issued
   and outstanding                                     2,438          2,438          2,500
 Additional paid-in capital, common stock             46,937         46,937              -
 Accumulated deficit                              (3,921,062)    (2,378,484)      (369,386)
                                                 -----------    -----------    -----------
         Total stockholders' equity (deficit)       (552,200)       106,378      2,107,001
                                                 -----------    -----------    -----------
         Total Liabilities and Stockholders'    $  6,008,347   $  5,950,934   $  3,381,789
                                                 ===========    ===========    ===========

 The accompanying notes are an integral part of the consolidated financial statements


        PERFORMANCE INTERCONNECT CORP.

    Consolidated Statements of Operations


                                    For the Five                      From Operational
                                    Months Ended      For the Year    Inception, July 1,
                                    November 30,         Ended          1997 through
                                        1999         June 30, 1999      June 30, 1998
                                   -------------     -------------     --------------
 Net sales                        $    3,867,356    $    4,929,029    $     1,122,379

 Cost of sales                         4,516,367         4,584,351            947,276
                                   -------------     -------------     --------------
 Gross profit (loss)                    (649,011)          344,678            175,103
                                   -------------     -------------     --------------
 Expenses:
     General and administrative          472,173         1,388,039            254,399
     Depreciation and
       amortization (Note 4)              44,971            29,828              2,025
                                   -------------     -------------     --------------
                                         517,144         1,417,867            256,424

 Loss from operations                 (1,166,155)       (1,073,189)           (81,321)
                                   -------------     -------------     --------------
 Other income (expense):
 Interest expense                       (252,423)         (319,131)          (450,736)
 Interest income                               -                 -            239,577
 Moving expense                                -          (221,774)                 -
 Loss on disposal of equipment                 -           (45,619)                 -
 Miscellaneous expense                         -           (51,785)           (10,472)
                                   -------------     -------------     --------------
                                        (252,423)         (638,309)          (221,631)

 Income (loss) before provision
   for income taxes                   (1,418,578)       (1,711,498)          (302,952)

 Provision for income taxes                    -                 -                  -
                                   -------------     -------------     --------------
 Net loss                         $   (1,418,578)   $   (1,711,498)   $      (302,952)
                                   =============     =============     ==============


 The accompanying notes are an integral part of the consolidated financial statements


 PERFORMANCE INTERCONNECT CORP.

 Consolidated Statements of Stockholders' Equity (Deficit)

===================================================================================================================================
                                                 Preferred Stock                                 Common Stock
                                ------------------------------------------------- -------------------------------------------------
                                                 Additional Subscribed  Stock                    Additional
                                                  Paid-in   Funded, &  Redemption                  Paid-in   Accumulated
                                Shares   Amount   Capital   Unissued    Fund      Shares  Amount   Capital    Deficit      Total
                                ---------------------------------------------------------------------------------------------------
Beginning balance at
  July 1, 19                         -  $     - $       -  $      - $       -  25,000,000 $2,500   $     -  $  (16,834) $   (14,334)
Net loss                             -        -         -         -         -           -      -         -    (302,952)    (302,952)
Shares issued in exchange
  for debt                       2,452   24,520  2,455,767        -         -           -      -         -           -    2,480,287
Amounts contributed to
  redemption fund                    -        -         -         -    (6,400)          -      -         -           -       (6,400)
Cash dividends-preferred stock       -        -         -         -         -           -      -         -     (49,600)     (49,600)
1-for-4 reverse stock split          -        -         -         -         - (18,750,000)     -         -           -            -
                                 -----   ------  ---------  -------   -------  ----------  -----    ------    --------    ---------
 Balance at June 30, 1998        2,452   24,520  2,455,767        -    (6,400)  6,250,000  2,500         -    (369,386)   2,107,001
 Shares issued                       -        -         -         -         -     100,000     40       (40)          -            -
 35,433 for 100,000 reverse
   stock split                       -        -         -         -         -  (4,100,000)  (290)      290           -            -
 Amounts contributed to
   redemption                        -        -         -         -   (38,400)          -      -         -           -      (38,400)
 Dividends - preferred stock         -        -         -         -         -           -      -         -    (297,600)    (297,600)
 Shares issued                       -        -         -         -         -     187,500    188    46,687           -       46,875
 Net loss                            -        -         -         -         -           -      -         -   1,711,498)  (1,711,498)
                                 -----   ------  ---------  -------   -------  ----------  -----    ------    --------    ---------
 Balance at June 30, 1999        2,452   24,520  2,455,767        -   (44,800)  2,437,500  2,438    46,937  (2,378,484)     106,378
 Amounts contributed to
   redemption fund                   -        -         -         -   (16,000)          -      -         -           -      (16,000)
 Dividends - preferred stock         -        -         -         -         -           -      -         -    (124,000)    (124,000)
 Subscribed, funded and
   unissued - preferred stock        -        -         -   900,000         -           -      -         -           -      900,000
 Net loss                            -        -         -         -         -           -      -         -  (1,418,578)  (1,418,578)
                                 -----   ------  ---------  -------   -------  ----------  -----    ------    --------    ---------
 Balance at November 30, 1999    2,452  $24,520 $2,455,767 $900,000 $ (60,800)  2,437,500 $2,438   $46,937 $(3,921,062) $  (552,200)
                                 =====   ======  =========  =======   =======   =========  =====    ======   ==========   =========

 The accompanying notes are an integral part of the consolidated financial statements

        PERFORMANCE INTERCONNECT CORP.
     Consolidated Statements of Cash Flows
==============================================================================================
                                                 For the Five                From Operational
                                                 Months Ended  For the Year Inception, July 1,
                                                 November 30,      Ended       1997 through
                                                    1999       June 30, 1999   June 30, 1998
                                                 -----------    ------------    ------------
Cash flows from operating activities:
 Net loss                                       $ (1,418,578)  $  (1,711,498)  $    (302,952)
                                                 -----------    ------------    ------------
 Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                     237,647         403,424          84,566
   Loss on disposal of assets                              -          45,619               -
   Inventory allowance                                 2,686         (60,956)         30,000
   Changes in operating assets and liabilities:
     Increase in  trade accounts receivable         (100,397)       (197,029)       (129,510)
     (Increase) decrease in other receivables         10,260         (21,268)         (1,500)
     (Increase) decrease in inventory                361,934        (154,000)       (297,941)
     (Increase) decrease in prepaid expenses          12,864         (35,063)        (13,194)
     Increase in other assets                           (925)        (82,616)              -
     Increase in accounts payable                     78,959         557,132         607,572
     Increase (decrease) in accrued expenses         (58,750)        384,776         277,006
                                                 -----------    ------------    ------------
 Total adjustments                                   544,278         840,019         556,999
                                                 -----------    ------------    ------------
 Net cash provided by (used in)
   operating activities                             (874,300)       (871,479)        254,047
                                                 -----------    ------------    ------------
 Cash flows from investing activities:
   Acquisition of property and equipment             (49,866)       (917,536)       (173,912)
     Investment in notes and advances receivable           -               -      (2,576,200)
                                                 -----------    ------------    ------------
 Net cash used in investing activities               (49,866)       (917,536)     (2,750,112)
                                                 -----------    ------------    ------------
 Cash flows from financing activities:
   Advances from related party                             -          15,000         496,200
   Dividends paid                                          -        (159,362)        (32,190)
   Payments on note payable                         (193,025)       (100,000)              -
   Payments on royalty payable                      (125,000)              -               -
   Proceeds from long-term debt                    1,095,901       1,623,714       2,080,000
   Payments on long-term debt                       (201,669)       (257,025)              -
   Net proceeds from line of credit                  340,206         575,255               -
   Proceeds from sale of stock                             -          46,875               -
                                                 -----------    ------------    ------------
 Net cash provided by financing activities           916,413       1,744,457       2,544,010
                                                 -----------    ------------    ------------
 Increase (decrease) in cash                          (7,753)        (44,558)         47,945

 Cash, beginning of period                             7,753          52,311           4,366
                                                 -----------    ------------    ------------
 Cash, end of period                            $          -   $       7,753   $      52,311
                                                 ===========    ============    ============

 For supplemental disclosures of cash flow information, see Note 9.

 The accompanying notes are an integral part of the consolidated financial statements

                        PERFORMANCE INTERCONNECT CORP.

                  Notes to Consolidated Financial Statements

 ===========================================================================

 Note 1 - Summary of Significant Accounting Policies

 History and organization

 The consolidated financial statements include the accounts of PERFORMANCE INTERCONNECT CORP. ("PI") and its wholly owned subsidiaries, Varga Investments, Inc. and PC DYNAMICS OF TEXAS INC. (collectively referred to as the "Company"). PERFORMANCE INTERCONNECT CORP. was incorporated in Texas in 1996 and began operations in 1998. Through its subsidiaries, the Company has acquired certain assets and liabilities of two high tech manufacturing operations in North Texas. The acquisitions were accounted for as a purchase. The Company is involved in the design and manufacture of multi-wire and rf/microwave circuit boards for sale and distribution throughout the United States.

 Principles of consolidation

 All significant inter-company accounts and transactions have been eliminated in consolidation.

 Inventory

 The Company's inventory  is valued  at the lower  of cost,  determined on  a
 first-in, first-out  basis,  or  market.   Valuation  allowances  have  been
 provided where product marketability and realizable values have decreased.

 Property and equipment

 The majority of the Company's property and equipment was acquired through the purchase transactions described above and in Note 9. These assets are shown at their acquisition value (approximate fair market value) less accumulated depreciation. Subsequent acquisitions of property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the underlying assets ranging from 3 to 10 years. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of items sold, or otherwise disposed of, and the related accumulated depreciation or amortization, are removed from the accounts and any gains or losses are reflected in current operations.

 Marketable equity securities

 These securities are equity stocks in a publicly traded company that are anticipated to be held for investment or used as collateral for future borrowings. See Note 9.

 Other assets

 Included in  other assets  are loan  origination fees  and goodwill.    Loan
 origination fees are being amortized using the interest method over the expected life of the loan.

 Goodwill is the  excess cost over  fair value of  net assets  acquired.   It
 originated from the Company's 1999 acquisition as discussed in Note 9 and is being amortized over 40 years using the straight-line method.

 Deferred income taxes

 Deferred taxes are calculated on temporary differences resulting from different financial and income tax reporting methods used to recognize income and expenses. These differences result primarily from the methods used to calculate depreciation, amortization, accrued vacation and the allowance for doubtful accounts. See Note 8.

 Concentration of risk

 The Company may, on occasion, have cash balances in bank accounts in excess of the federally insured limits. The Company has not experienced any losses from these accounts and management does not believe it has any significant risk related to these accounts.

 At November 30, 1999, there was approximately $816,000 of trade receivables due from four customers. This accounted for approximately 67% of trade receivables, including receivables factored with recourse. Additionally, sales to these four customers accounted for approximately $2,534,000 of revenue (65%) for the five months ending November 30, 1999. See Note 3.

 At June 30, 1999, amounts due from four customers, totaling approximately $760,000, accounted for approximately 78% of trade receivables, including receivables factored with recourse. Approximately $3,400,000 of revenue (68%) for the year ended June 30, 1999 was attributable to three of these customers.

 At June 30, 1998, amounts due from three customers, totaling $338,049, accounted for approximately 60% of trade receivables. Additionally, approximately $612,000 of revenues (55%) for the period ended June 30, 1998 was attributable to two of these customers.

 Use of estimates

 The preparation of financial statements requires management to make estimates and assumptions that effect the financial statements at, and during the reporting periods. Actual results could differ from these estimates.

 Cash equivalents

 For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.


 Note 2 - Inventory

 Inventories consist primarily of the following:

                       November 30,               June 30,
                        ----------         --------------------------
                           1999               1999            1998
                        ----------         ----------       ---------
   Finished goods      $   416,546        $   416,546      $  604,304
   Valuation allowance    (416,546)          (416,546)       (604,304)
                        ----------         ----------       ---------
                                 -                  -               -
                        ----------         ----------       ---------
   Work in progress        580,717            926,352         194,498
   Valuation allowance      (7,155)                 -         (30,000)
                        ----------         ----------       ---------
                           573,562            926,352         164,498

   Raw materials           447,213            460,826         133,443
   Valuation allowance    (124,333)          (128,802)              -
                        ----------         ----------       ---------
                           322,880            332,024         133,443
                        ----------         ----------       ---------
   Total inventory     $   896,442        $ 1,258,376      $  297,941
                        ==========         ==========       =========

 Note 3 - Trade Accounts Receivable

 The Company maintains an agreement to factor accounts receivable with a financing group. The Company receives 85% of the face amount of qualifying invoices and the remaining 15% is held by the factor as a reserve until the invoice is collected, whereby the reserve is then refunded to the Company less applicable fees. Trade invoices factored represents all invoices that have not been collected by the factor through November 30, 1999. The reserve uncollected amount represents the difference between the face amount of the invoices factored and the advances received from the factorer. All invoices are factored with recourse to the Company.

 Accounts receivable consists of the following:

                             November 30,               June 30,
                              ----------        ------------------------
                                 1999              1999          1998
                              ----------        ---------      ---------
    Accounts receivable -
      trade                  $ 1,118,450       $   973,363    $  592,534
    Trade invoices factored     (489,500)        (404,843)      (578,087
                                                                       )
    Reserve uncollected          113,942           73,975        131,994
    Allowance for bad debts      (22,931)         (22,931)       (16,931)
                              ----------        ---------      ---------
    Trade accounts
      receivable, net        $   719,961       $  619,564     $  129,510
                              ==========        =========      =========

 Note 4 - Property and Equipment

 Property and equipment consist of the following:

                             November 30,              June 30,
                              ----------       -------------------------
                                 1999            1999           1998
                              ----------       ----------     ----------
    Furniture and fixtures   $    55,707      $    53,707    $    45,224
    Computers                     67,633           52,104         44,959
    Vehicles                      47,520           47,520          2,246
    Production equipment       3,633,486        3,604,963      2,858,621
    Leasehold improvements        88,017           84,203         20,849
                              ----------       ----------     ----------
                               3,892,363        3,842,497      2,971,899
    Less accumulated
      depreciation and
      amortization               679,039          455,133         84,566
                              ----------       ----------     ----------
                             $ 3,213,324      $ 3,387,364    $ 2,887,333
                              ==========       ==========     ==========

 Depreciation expense for  the five months  ended November  30, 1999  totaled
 $223,904 of which $192,676 was included in cost of sales for depreciation on
 production equipment.   Amortization  expense of  intangible assets  totaled
 approximately $13,700 for the five months ended November 30, 1999.

 Depreciation expense for the year ended June 30, 1999 totaled $399,660 of which $373,595 was included in cost of sales for depreciation on production equipment. Amortization expense of intangible assets totaled approximately
 $3,800.  Depreciation expense  for the period ended  June 30, 1998,  totaled
 $84,566 of which $82,541 was included in costs of sales for depreciation on production equipment.


 Note 5 - Lines of Credit

 On March 25, 1999, a  subsidiary of the Company  entered in to an  agreement
 for a line  of credit with  a financial institution.   The agreement  allows
 borrowings of  up  to the  greater  of $1,500,000  or  a set  percentage  of receivables and inventory.  Interest is  payable monthly with the  principal
 due at  maturity.   The  agreement  matures March  24,  2001, and  shall  be
 automatically renewed for  successive periods of  one year unless  otherwise terminated as provided.  Interest accrues  at the Citibank, N.A. prime  rate
 (8.25% at November 30, 1999), plus 3%.  The agreement is collateralized by a first lien  on  specific  assets of  the  Company  and is  guaranteed  by  a stockholder and  entities  related through  common  ownership. The  line  of
 credit also  subjects   the subsidiary  to  certain financial  and  negative
 covenants.  At November 30, 1999 and June 30, 1999, the outstanding  balance on this line of credit was $661,635 and $575,255, respectively. See Note 15.

 In addition, the Company has a line of credit with its major stockholder whereby the stockholder has agreed to provide funding in the event outstanding checks are presented to the bank and the Company has inadequate funds in its account. These advances are to be repaid upon the Company receiving adequate cash or if significant funds are raised through an equity offering. The funds accrue interest at approximately 18% and at November
 30, 1999, the outstanding balance was $253,826.


 Note 6 - Note Payable

 In connection with the assets purchased during the year ended June 30, 1999, as described in Note 9, the Company incurred a note payable to the seller.
 The note accrued interest at the prime rate plus 1% and was payable in monthly payments of $50,000 plus interest. The note was collateralized by a subordinate lien on specific assets and guaranteed by the Company and a stockholder of the Company. The balance of the note at June 30, 1999 was $193,025 and has subsequently been paid in full.

 Note 7 - Long-term Debt

 Long-term debt consists of the following:
                               November 30,             June 30,
                                ---------        ------------------------
                                   1999             1999          1998
                                ---------         ---------     ---------
   Note payable to a
   shareholder due August
   2002.  Interest accrues
   at 24% and is due at
   maturity.  The loan is
   collateralized by a partial
   second lien on certain
   assets of the Company.     $   50,000        $   50,000    $   50,000

   Notes payable to an
   individual due May and
   June 2001.  Interest
   accrues at 24% and is
   payable monthly. The loan
   is collateralized by a
   subordinated lien on the
   Company's assets.              275,000           275,000             -

   Notes payable to
   stockholders, refinanced
   with debt to third
   parties.  See Note 9.                -           665,984             -

   Note payable to the seller
   originating from purchase
   of assets, maturing March
   2000.  Interest accrues at
   the prime rate (8.25 % at
   November 30, 1999), plus
   1%.  In July 1999, the
   note was restructured
   whereby the payments to be
   made were $26,610 per
   month plus accruedinterest.
   The note is collateralized
   by a subordinated lien on
   specific corporate assets.
   The note is guaranteed by
   the Company and a
   stockholder of the Company. $  640,429        $   773,479   $       -

   Note payable to a bank
   maturing March 2004. The
   note is payable in monthly
   installments of $586,
   including interest accrued
   at 9.74%.  The note is
   collateralized by a
   Company vehicle.                25,560            26,679            -

   Notes payable to a
   financial institution
   maturing July 2000.
   Interest accrues at the
   prime rate (8.25% at
   November 30, 1999), plus
   4% and is payable in
   monthly payments of $7,750
   plus accrued interest.
   The notes are
   collateralized by a first
   lien on specific assets of
   the Company.  The notes
   also require specific
   financial and negative
   covenants.  See Note 15.       337,500           375,000            -

   Note payable to a
   financial institution
   maturing March 2001.
   Interest accrues at the
   prime rate (8.25% at
   November 30, 1999), plus
   3% and is payable in
   monthly payments of $6,000
   plus accrued interest.
   The note is collateralized
   by a first lien on
   specific assets of a
   subsidiary of PI.  The
   note also requires
   specific financial and
   negative covenants. See
   Note 15.                    $  318,000        $ 348,000     $       -

   Notes payable to a third
   party maturing January 1,
   2001.  Interest is accrued
   at 18% and is payable
   monthly.  The notes are
   collateralized by a
   security agreement for
   various corporate assets.    1,214,254                -              -

   Note payable to a third
   party maturing September
   30, 2000.  Interest is
   accrued at 17% and is
   payable monthly.  The note
   is collateralized by a
   security agreement for
   various corporate assets.      250,000                -              -
                                ---------         ---------     ---------
                                3,110,743         2,514,142        50,000
   Less amounts classified
     as current                   983,464          947,623              -
                                ---------         ---------     ---------
   Total long-term debt        $2,127,279        $1,566,519    $   50,000
                                =========         =========     =========

 The minimum annual principal payments on long-term debt are as follows for the years ending November 30:

                         2000        $   983,464
                         2001          2,059,899
                         2002             57,659
                         2003              6,469
                         2004              3,252
                      Thereafter               -
                                      ----------
                                     $ 3,110,743
                                      ==========

 Note 8 - Income Taxes

 Due to losses generated during the periods ending November 30, 1999, June 30, 1999, and June 30, 1998, the Company has available a net operating loss carryforward of approximately $3,800,000. In view of this loss and the uncertainty of the Company's near-term profitability, management has estimated the Company's current tax liability to be zero. The current estimated net operating losses will expire in the years 2013 through 2015.

 The estimated net deferred taxes consist of the following:

                                November 30,            June 30,
                                ----------      -----------------------
                                    1999           1999          1998
                                ----------      ---------      --------
     Deferred tax asset        $ 1,290,000     $  755,000     $ 110,000
     Deferred tax asset
       valuation allowance      (1,290,000)      (755,000)     (110,000)
     Deferred tax liability              -              -             -
                                ----------      ---------      --------
                               $         -     $        -     $       -
                                ==========      =========      ========

 Note 9 - Cash Flow Information

 Non-cash transactions

 During the five months ended November 30, 1999, the Company continued to receive cash advances from entities related through common ownership. As funds were advanced during the period, the amounts were added to existing notes payable. On October 15, 1999, two notes due to related entities were replaced with three new notes payable to third parties. In addition, the Company received 300,000 shares of stock in uniView Technologies Corporation with an estimated fair market value of $900,000 (see Note 14). The Company subsequently sold 150,000 of these shares valued at $450,000 to a entity related through common ownership for forgiveness of existing debt, accrued interest and a future advance (other receivable) that was funded in December 1999. The replacement of the notes and the acquisition and sale of the stock were considered non-cash transactions.

 During the year ended June 30, 1999, the Company purchased certain assets of a high-tech manufacturing entity for $1,066,554 of debt plus royalties. The royalties were subsequently renegotiated as a series of payments totaling $500,000, payable at $25,000 each month over a 20 month period and are based on production and sales activity. In addition, the Company purchased a vehicle with approximately $28,000 of bank debt.

 During the year ended June 30, 1998, the Company received approximately $2,575,000 of loans and advances from parties related through common ownership. These funds were then advanced to an unrelated manufacturing company. These and other funds previously advanced to the manufacturing company were then converted into preferred stock of the manufacturing company. The preferred stocks liquidating preference were the assets of the manufacturing company. The Company subsequently exercised its liquidating preference by exchanging the preferred stock and any accrued dividends for fixed assets with an estimated value of $2,780,000.

 On August 28, 1998, the board of directors amended the articles of incorporation authorizing 2,000,000 shares of preferred stock, including 3,000 shares of Series A Preferred Stock ("Preferred Stock") with a par value of $10. Pursuant to a letter of intent from four debt holders, approximately $2,330,000 of long-term debt and $150,300 of accrued interest were converted into 2,452 shares of Preferred Stock effective April 30, 1998. The conversion was incorporated into the financial statements as of the effective date. The preferred stock pays a 6% cumulative dividend that is computed on the liquidating value, which is two times the total of converted debt plus accrued interest. The Preferred Stock is non-voting and may be redeemed at the option of the Company at liquidating value. The collateral associated with the converted debt was transferred to the Preferred Stock and, in the event the Preferred Stock is not redeemed, the holders of the Preferred Stock shall have the right to foreclose on the collateral interest in the Company's assets.

 Note 9 - Cash Flow Information - (Continued)

 Supplemental information

 Interest paid for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998 totaled approximately $177,000, $261,000 and $252,000, respectively. The Company was not required to and did not pay any federal income taxes.


 Note 10 - Related Party Transactions

 As noted in Note 7, there are amounts included in long-term debt that are due to related parties. Accrued interest relating to these liabilities totaled approximately $41,000, $108,000 and $43,000 for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998, respectively. At November 30, 1999, June 30, 1999 and 1998, accounts payable includes approximately $165,000, $200,000 and $61,000, respectively, due Winterstone Financial Services for consulting services. Winterstone is related to the Company through common ownership.

 Included in current liabilities at November 30, 1999, June 30, 1999 and 1998 are advances payable to related parties. These advances are short-term advances of operating capital that accrue interest at 24% and are payable on demand.

 Note 11 - Stock Compensation

 On February 28, 1998, the Board of Directors and management of the Company approved a stock-based compensation plan (the "Plan") for all individuals employed as of March 31, 1998. The original number of shares to be issued was approximately $1,145,000; however, through reverse stock splits, this has been decreased to approximately 114,500 shares. The Company accounts for the fair value of its grants under the Plan in accordance with FASB 123, Accounting for Stock-Based Compensation.

 The related compensation costs that have been charged against income are $5,367 for the five months ended November 30, 1999, $7,156 for the year ended June 30, 1999 and $2,385 for the period ended June 30, 1998.


 Note 11 - Stock Compensation - (Continued)

 Under the Plan, employees are eligible to receive a predetermined amount of shares, primarily based on their salary and tenure with the Company. The employees vest at 25%, 25% and 50% for the periods ending March 1, 1999, 2000 and 2001, respectively. In the event the Company is purchased or involved in a merger, all shares become 100% vested. The employees do not have to contribute any capital to obtain the shares and, if terminated prior to vesting, forfeit their rights to unvested shares.


 Note 12 - Commitments

 The Company rents office space, equipment and warehouse facilities under non-cancellable operating leases. Total rent expense was $121,940 for the five months ended November 30, 1999; $440,120 for the year ended June 30, 1999 and $84,728 for the year ended June 30, 1998. Future minimum lease payments are as follows for the years ending November 30:

                            2000          $  259,980
                            2001             214,221
                            2002              78,221
                            2003               1,493
                            2004               1,493
                         Thereafter                -
                                           ---------
                                          $  555,408
                                           ---------


 The Company has certain royalty agreements with a third party for sales of multi-wire boards. Total royalty expense was approximately $41,000 for the five months ended November 30, 1999, $101,000 for the year ended June 30, 1999 and $31,000 for the year ended June 30, 1998. The royalty agreement is for a ten-year period ending December 31, 2003 and is automatically extended for subsequent five-year periods. Either side may terminate at the end of the ten-year or five-year periods.

 Note 13 - Warrants

 In conjunction with a financing agreement, the Company issued warrants for the purchase of 10% of the authorized number of shares of common stock for $2,000,000. The warrants are exercisable through October 22, 2002. Due to the estimated value of the underlying stock when the warrants were issued, the restricted nature of the warrants and the exercise price, the warrants have been estimated to have no significant value.


 Note 14 - Stockholders' Equity

 On November 29, 1999, the Company received $900,000 of consideration in the form of equity securities in exchange for preferred stock that was to be offered in the surviving entity of the reverse acquisition merger described in Note 15. The consideration is classified as subscribed, funded and unissued preferred stock in the equity section of the balance sheet.

 The Preferred Stock requires the Company to make monthly dividend and stock redemption fund payments of approximately $28,000 and gives the Company the first right of refusal on a proposed sale of the Preferred Stock by a shareholder. The stock redemption fund is classified as a contra equity account as it accumulates funds paid by the Company until a significant block of Preferred Stock can be redeemed.

 The board of directors amended the articles of incorporation during the year ended June 30, 1999 to provide for a common stock reverse split which called for 4,000,000 total authorized shares, 2,250,000 shares issued and outstanding with a per share par value of approximately $0.001. The Company subsequently issued an additional 187,500 shares of common stock.


 Note 15 - Subsequent Events

 As discussed in Notes 5 and 7, PI and its subsidiaries are subject to certain financial covenants related to the line of credit and certain long-term debt. At November 30, 1999, a subsidiary was not in compliance with the financial covenants and, therefore, requested and received a no-action letter waiving compliance. For the year ended June 30, 1999, PI and the subsidiary requested and received a similar letter.

 On November 18, 1999, the major stockholder and chairman of the Company signed a letter of intent with the president of ESPO's, Inc., an unrelated third party, whereby the Company would enter into a reverse acquisition merger and reorganization with ESPO's, Inc. Under the agreement, the Company agrees to cause its stockholders to exchange at least 99% of Company common stock for up to 5,500,000 shares of restricted common stock in ESPO's, Inc. The above transaction was completed and consummated on December 21, 1999 with ESPO's capital structure as follows:

          Shares (restricted) distributed
            to Company stockholders                 5,481,947
          Shares (free trading) owned by the
            previous principals and public float      385,000
                                                    ---------
                                                    5,866,947
                                                    =========

 Subsequent to closing the above transaction, ESPO's Inc. elected new directors and officers, amended the articles of incorporation to permit preferred stock and entered into an agreement whereby ESPO's Inc.'s newly authorized preferred stock will be exchanged for the preferred stock held by the preferred stockholder of the Company.


 Note 16 - Continued Operations

 At June 30, 1998, the Company's financial statements and key financial indicators presented a financial picture of an entity that had not been able to take advantage of certain economies of scale as expenses and liabilities outpaced earnings.

 On March 15, 1999, the Company facilitated the acquisition of certain assets of PC DYNAMICS CORPORATION ("PCD") by the Company's wholly owned subsidiary, PC DYNAMICS OF TEXAS, INC., and subsequently moved all manufacturing and corporate operations of the Company to the leased facility previously occupied by PCD. This move was viewed as an effort to apply corporate overhead to a larger manufacturing base.

 At June 30, 1999, the Company had completed the move and had ramped up operations and, shortly thereafter, initiated a limited second production shift. The Company was still requiring outside cash infusion, but mainly as a result of moving costs and costs associated with the acquisition.

 From June 30, 1999 through November 30, 1999, stockholders had advanced and loaned the Company approximately $800,000 to meet its cash requirements. During this period, the Company enacted a plan to upgrade quality control procedures in order to reduce waste and spoilage. These procedures were designed to improve manufacturing efficiency in an effort to help achieve operational profitability. The directors are continuing to seek additional equity funding and are optimistic that the reverse merger discussed in Note 15 will provide the needed capital to continue operations.

 The accompanying financial statements were prepared as if the Company would continue as a going concern and, therefore, contemplates the realization of assets and the liquidation of liabilities in the normal course of business. If the Company is unable to continue to generate increased sales, increased profitability, or obtain additional equity participation to cover negative cash flows, a director and several related party stockholders have agreed to fund the capital requirements of the Company through November 30, 2000.

                                   PART III
                              Index of Exhibits

 Ex. 2.1 Agreement and Plan of Reorganization by and between Performance Interconnect Corp, its undersigned shareholders and Espo's Inc.
 Ex. 3.1 Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York, November 29, 1990.
 Ex. 3.2 Certificate of Amendment of Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York, July 17, 1998
 Ex. 3.3 Certificate of Amendment of Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York, October 27, 1998.
 Ex. 3.4 Certificate of Amendment of Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York, March 20, 2000.
 Ex. 3.5   Bylaws.
 Ex. 4.1   Form of letter describing employee stock option plan.
 Ex. 4.2 Letter agreement dated November 29, 1999, providing for issuance of preferred stock of Espo's to Nations Corp. in exchange for common stock of uniView Technologies Corp. This preferred stock has not yet actually been issued.
 Ex. 4.3 Letter agreement dated December 27, 1999, providing for issuance of preferred stock of Espo's to CMLP Group Ltd. and Winterstone Management Inc., in exchange for Series A preferred stock of Performance Interconnect Corp. This preferred stock has not yet actually been issued.
 Ex. 4.4 Letter Agreement dated October 9, 1998, providing for issuance of preferred stock of Performance Interconnect Corporation in exchange for its promissory notes.
 Ex. 4.5 Warrant dated as of October 22, 1997, authorizing the purchase of 4,000,000 shares of common stock of Performance Interconnect Corp. at $0.50 per share.
 Ex. 4.6 Letter dated February 24, 2000, addressed to Travis Wolff, describing commitment to fund capital requirements of Performance Interconnect Corp. through November 30, 2000.
 Ex. 4.7 Promissory Note dated June 7, 1999, in the principal sum of $75,000.00, by Performance Interconnect Corp. in favor of Gay Rowe.
 Ex. 4.8 Promissory Note dated May 1, 1999, in the principal sum of $200,000.00, by Performance Interconnect Corp. in favor of Gay Rowe.
 Ex. 4.9 Promissory Note dated August 31, 1997, in the principal sum of $50,000.00, by Varga Investments, Inc., in favor of Ed Stefanko.
 Ex. 4.10 Security Agreement dated August 31, 1997, by and between Ed Stefanko, Secured Party, and Varga Investments, Inc., Debtor.
 Ex. 4.11 Letter Agreement dated October 15, 1999, by Winterstone Management, Inc., and Performance Interconnect Corp,
 Ex. 4.12 Promissory Note dated October 15, 1999, in the principal sum of $619,477.88, by Performance Interconnect Corp. in favor of Nations Investment Corp., Ltd.
 Ex. 4.13 Promissory Note dated October 15, 1999, in the principal sum of $594,777.69, by Performance Interconnect Corp. in favor of Nations Investment Corp.
 Ex. 4.14 Security Agreement dated June 30, 1999, by Winterstone Management Inc and Performance Interconnect Corp.
 Ex. 4.15 Note dated September 30, 1999, in the principal sum of $250,000.00, by Winterstone Management, Inc., in favor of Zion Capital, Inc.
 Ex. 4.16 Secured Promissory Note dated August 12, 1998, in the principal sum of $131,570.00, by Performance Interconnect Corp. in favor of FINOVA Capital Corporation.
 Ex. 4.17 Secured Promissory Note dated August 12, 1998, in the principal sum of $318,430.00, by Performance Interconnect Corp. in favor of FINOVA Capital Corporation.
 Ex. 4.18 Loan and Security Agreement dated as of August 12, 1998, by Performance Interconnect Corp. in favor of FINOVA Capital Corporation.
 Ex. 4.19 Loan and Security Agreement dated March 25, 1999, by and between PC Dynamics of Texas, Inc., and FINOVA Capital Corporation.
 Ex. 4.20 Loan Schedule dated March 25, 1999, by PC Dynamics of Texas, Inc., and FINOVA Capital Corporation.
 Ex. 4.21 Subordination and Standstill Agreement dated March 25, 1999, among FINOVA Capital Corporation, M-Wave, Inc., and PC Dynamics of Texas, Inc.
 Ex. 4.22 Environmental Certificate and Indemnity Agreement dated as of March 25, 1999, by PC Dynamics of Texas, Inc., in favor of FINOVA Capital Corporation.
 Ex. 4.23 Continuing Personal Guaranty dated March 25, 1999, by D. Ronald Allen, guaranteeing obligations of PC Dynamics of Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.
 Ex. 4.24 Continuing Corporate Guaranty dated March 25, 1999, by Associates Funding Group, Inc., guaranteeing obligations of PC Dynamics of Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.
 Ex. 4.25 Continuing Limited Corporate Guaranty dated March 25, 1999, by JH &BC, Inc., guaranteeing obligations of PC Dynamics of Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.
 Ex. 4.26 Continuing Corporate Guaranty dated March 25, 1999, by Performance Interconnect Corporation, guaranteeing obligations of PC Dynamics of Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.
 Ex. 4.27 Continuing Corporate Guaranty dated March 25, 1999, by Winterstone Management, Inc., guaranteeing obligations of PC Dynamics of Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.
 Ex. 4.28 Secured Promissory Note dated March 25, 1999, by PC Dynamics of Texas, Inc., in favor of FINOVA Capital Corporation.
 Ex. 4.29 Amended and Restated Purchase & Sale Agreement dated March 31, 1998, by I-Con Industries, Inc., and Performance Interconnect Corp., Sellers, in favor of USA Funding, Inc., Purchaser. This is a sale of accounts receivable.
 Ex. 10.1 Letter dated June 2, 1999, by Performance Interconnect Inc. to M-Wave Inc.
 Ex. 10.2 Lease of upgrade Mark V Bearing Spindle Drill, S/N 128, dated 11/12/97, by Excellon Automation Co. in favor of Winterstone Management, Inc. and I-Con Industries, Inc.
 Ex. 10.3 Equipment Lease Agreement dated 5/15/98 by Excellon Automation Co., in favor of Performance Interconnect, Inc.

 Ex. 10.4 Guaranty by D. Ronald Allen of amounts set forth in Excellon Lease Agreement dated May 15, 1998.
 Ex. 10.5 Agreement dated as of March 15, 1999, between PC Dynamics, Corporation, and PC Dynamics of Texas, Inc.
 Ex. 10.6 Guaranty dated as of March 15, 1999, by D. Ronald Allen in favor of PC Dynamics Corporation.
 Ex. 10.7 Guaranty dated as of March 15, 1999, by Performance Interconnect Corp. in favor of PC Dynamics Corporation.
 Ex. 10.8 Assumption of Liabilities dated March 15, 1999, by PC Dynamics of Texas, Inc., in favor of PC Dynamics Corporation.
 Ex. 10.9 Royalty Agreement dated March 15, 1999, between PC Dynamics Corporation and PC Dynamics of Texas, Inc.
 Ex. 10.10 Promissory Note dated March 15, 1999, in the principal sum of
           $773,479.00 by PC Dynamics of Texas, Inc., in favor of PC Dynamics Corporation.
 Ex. 10.11 Lease dated as of March 25, 1999, by PC Dynamics Corporation,
           Landlord, and PC Dynamics of Texas, Inc., Tenant.
 Ex. 10.12 Promissory Note dated March 15, 1999, in the principal sum of
           $293,025.00 by PC Dynamics of Texas, Inc., in favor of PC Dynamics Corporation.
 Ex. 10.13 Letter dated May 27, 1999, by Joseph A. Turek on behalf of M-Wave
           (parent company of PC Dynamics Corporation) on Poly Circuits letterhead to Ron Allen (on behalf of Performance Interconnect.
 Ex. 21    Subsidiaries of the Company.
 Ex. 27    Financial Data Schedule.

                                  SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ESPO'S INC.

                                      Date: 3/30/00

                                      By:   /s/  D. Ronald Allen
                                            --------------------
                                            D. Ronald Allen
                                            President